December 14, 2018

Xiaodong Chen
Director
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China

       Re: Blue Hat Interactive Entertainment Technology
           Draft Registration Statement on Form F-1
           Submitted November 19, 2018
           CIK No: 0001759136

Dear Mr. Chen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
 Xiaodong Chen
Blue Hat Interactive Entertainment Technology
December 14, 2018
Page 2
There can be no assurance that we will not be a passive foreign investment company, page 36

3. Please reconcile your disclosure here that you "do not presently expect to be a PFIC for the current taxable year or the foreseeable future" with your disclosure on page 104 that
         "we expect to be a PFIC for our current taxable year" and "believe that we likely will be a
         PFIC under the PFIC income test in future taxable years as well." Contractual Arrangements, page 46

4. Please revise your discussion of the Exclusive Business Cooperation Agreement to further describe the adjustment of the service fee paid to Blue Hat WFOE. Explain under what conditions it may be adjusted and by which party.
Our Strategy, page 75

5. We note your disclosure here that you intend to open or franchise 50 to 100 additional stores in 2019 to increase your physical presence in China and over the next 3 years you plan to open or franchise approximately 500 science and experience stores across
         China. Please discuss the material steps and costs involved with such endeavors, and disclose the challenges and risks involved with this expansion strategy. In describing these trends in your liquidity and capital resources discussion, disclose the estimated amounts of capital that will be required, to the extent known.
        You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameXiaodong Chen                       Sincerely,
Comapany NameBlue Hat Interactive Entertainment Technology
                                                      Division of Corporation
Finance
December 14, 2018 Page 2                              Office of Transportation
and Leisure
FirstName LastName